New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼2座2201室	86 10 8567 5000 tel 86 10 8567 5123 fax

February 28, 2018

Re:	X Financial (CIK No. 0001725033) Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on January 8, 2018

Confidential

Ms. Erin E. Martin

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Ms. Martin:

On behalf of our client, X Financial, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 5, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 8, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the Commission for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

*              *              *              *

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully submits that neither the Company nor any of its authorized representatives has engaged with any potential investors in written communications as defined in Rule 405 of the Securities Act. The Company confirms that it will provide the Staff with copies of any such written communications if it engages in any communication with the investors in reliance on Section 5(d) of the Securities Act.

2.              Based on your current disclosure, it appears that recent PRC regulations, such as Circular 141, Notice on Rectification of Cash Loan Business, issued on December 1, 2017 and Circular 57, Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries, may have a material effect on your business model. Please expand your Summary, Risk Factor and Business disclosure to fully treat the implications of this circular and any other recent PRC regulations directed to P2P lenders, as applicable, on your product offerings, funding sources, business practices, strategic partnerships and other relevant loan, investment, intermediation, servicing and collection attributes. Please identify the specific activities, and their respective amounts, affected and describe specific steps you have taken or plan to take in response to the regulations.

The Company respectfully advises the Staff that the Company’s business practices were in compliance in material respects with recent PRC regulations, such as Circular 141 and Circular 57, and therefore did not require material changes or overhaul of the Company’s business practices. Nevertheless, the Company has taken actions to rectify certain past practices that conflicted with recent PRC regulations, such as Circular 141 and Circular 57, including but not limited to:

•                  Historically, the annualized fee rates for certain loans that were facilitated by the Company exceeded 36%. Approximately 4.7% of the loans that the Company facilitated for the six months ended June 30, 2017 had annualized fee rates exceeding 36%. The Company has reduced the annualized fee rates of all products which exceeded the 36% limit and has complied with the applicable regulatory requirements since December 7, 2017.

•                  Historically, the Company deducted service fees from a loan principal in advance for certain loans that were facilitated by the Company. The upfront service fees the Company deducted as prohibited by Circular 141 amount to RMB118 million for the six months ended June 30, 2017, representing 10.3% of the total consideration paid by borrowers during the same period. The Company has ceased deducting any service fees from a loan principal in advance and has complied with the applicable regulatory requirements since December 7, 2017.

•                  The Company has cooperated with institutional funding partners, including banking financial institutions, as a supplement funding source for its loan products. In light of the recent regulatory development, the Company is reviewing and adjusting its cooperation with banking financial institution partners, such as suspending certain cooperations, to better comply with the applicable regulatory requirements. However, the Company has strong funding capabilities from its P2P platform. As of June 30, 2017, only 13.1% of the total outstanding funding balance for loans the Company facilitated were provided by institutional funding partners with the remaining provided by investors from P2P platform. Therefore, the Company believes any adjustment in its cooperation with banking financial institution partners would not have any material and adverse impact on its business operations. In addition, considering the recent regulatory developments in the PRC, the Company is reviewing its loan facilitation services to other platforms and would cease providing loan facilitation services to other platforms if their products are suspended under recent PRC regulations.

The Company has made relevant disclosure in the Risk Factors and Business sections regarding the implication from recent regulatory development and the rectification actions taken by the Company. In light of the Staff’s comment, the Company has added the referenced disclosure on pages 4, 24 and 128 of the Revised Draft Registration Statement.

Prospectus Summary

Overview, page 1

3.              Please enhance the key operating data of your business to include the following metrics for the periods presented:

•                  Number of repeat borrowers;

•                  Number of active repeat investors;

•                  Number and value of loans by product as described on page 126, including average loan amount; and

•                  New borrower acquisition costs.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 2, 3, 18, 19, 87, 88, 126 and 127 of the Revised Draft Registration Statement to include such data.

4.              We note that the Oliver Wyman Report determined that you were a “leading technology-driven personal finance company in China focused on serving China’s underserved prime borrowers and mass affluent investors.” Please describe the “mass affluent investors” category and disclose the number of other marketplaces against which you were measured. We also note your statement that your platform is “one of the very few platforms able to enhance investors’ confidence in the investment products with insurance protection.” Please also disclose the number of other marketplaces against which you compared yourself for determining that there were “very few” marketplaces that offer insurance. In this regard, please tell us how you are defining “insurance protection.”

The Company respectfully advises the Staff that according to the Oliver Wyman Report, “mass affluent investors” refers to individuals who hold RMB600,000 to RMB6 million investable assets and seek to amplify their incomes through investments. Such investors often pursue investments with attractive returns and hold a diversified portfolio of investment products. They are usually receptive to refined and tailored products matching their investment needs. In response to the Staff’s comment, the Company has revised the definition of “mass affluent investors” on page 10 of the Revised Draft Registration Statement and added the referenced disclosure on pages 3, 89 and 127 of the Revised Draft Registration Statement about the number of online consumer finance marketplaces.

The Company further respectfully advises the Staff that “insurance protection” refers to credit guarantee insurance provided by insurance companies (e.g., ZhongAn, in the case of the Company) in partnership with P2P platforms against the default of both the principal and interest. In response to the Staff’s comment, the Company has added the definition of “insurance protection” on page 10 of the Revised Draft Registration Statement and added the referenced disclosure on page 3, 89 and 127 of the Revised Draft Registration Statement about the number of online consumer finance marketplaces that offer insurance protection.

5.              Please revise to describe the types and ranges of fees that you charge, describing the services provided and the proportion of your revenues attributable to each over recent periods. In addition, please disclose the APR range on a product by product basis for your major loan products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 89, 90, 128 and 129 of the Revised Draft Registration Statement.

Our Industry, page 3

6.              You state that the Chinese credit card balance transfer loan market emerged due to very different reasons than in the United States and the market in China emerged as to credit card holders not having sufficient credit lines from issuing banks, and need to repay in advance to free up their credit lines. Clarify if the credit lines from issuing banks are paid off as a requirement for obtaining a loan through your platform or if the credit card transfer loan is an additional credit facility for the borrower.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 121 of the Revised Draft Registration Statement to address such risks.

Risk Factors

Risks Relating to Our Business and Industry

If we are unable to maintain or increase the amount of loans we facilitate or if we are unable to retain existing borrowers or attract new borrowers . . . , page 21

7.              Please expand this risk factor to explicitly address and identify, as applicable, whether any of your products will be prohibited under recent PRC guidelines.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 25 of the Revised Draft Registration Statement to address such risks.

Our platform requires adequate funding from investors and access to adequate lending capital on terms acceptable to us cannot be assured, page 21

8.              Please revise your disclosure to clarify which third party entities currently providing credit enhancement services in relation to your products that lack the qualifications to provide those services. Please also identify the total amount, and percentage, of loans you facilitate that are subject to credit enhancement services by these entities.

The Company respectfully advises the Staff that we did not engage third party entities that lack the qualifications to provide credit enhancement services to the loans we facilitated.

Delinquency Rate by Balance, page 85

9.              We note that your delinquency rate is calculated excluding interest and only includes outstanding principal. We also note your guarantee agreement with ZhongAn includes both principal and interest. Please revise to present your delinquency rate including accrued and outstanding interest.

In response to the Staff’s comments, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement.

10.       Please enhance your disclosure to discuss trends in delinquency rates in the periods presented. On this topic, we noted that delinquency rates on loans 31-90 days past due as a percentage of total loans increased from 0.30% to 0.51% from December 31, 2016 to June 30, 2017 and delinquency rates on loans 91-180 days past due as a percentage of total loans increased from 0.21% to 0.41% from December 31, 2016 to June 30, 2017. Please discuss in sufficient detail the drivers of these trends in the periods presented.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 93 of the Revised Draft Registration Statement.

Delinquency Rate by Vintage of Xiaoying Card Loans, page 86

11.       Enhance your disclosure to explain the reason for the steady increase in delinquency rate from 0% in March 2017 to 6+% in November 2017.

The Company respectfully advises the Staff that the chart displaying the delinquency rate by vintage shows the steady increase in delinquency rate from 0% in the third month after loan facilitation (not March 2017) to 6+% in the eleventh month after loan facilitation (not November 2017). In response to the Staff’s comment, the Company has added the referenced disclosure on page 94 of the Revised Draft Registration Statement to explain the reason for the steady increase in delinquency rate.

Results of Operations, page 87

12.       Please enhance your discussion to address the underlying reason for material changes in results, period-over-period. For example, explain the reason for the increase in Post-origination service fee from US$1.2 million in 2016 to US$3.2 million for the six months ended June 30, 2017. Consider providing enhanced disaggregating operating metrics such as loan volume to support your discussion.

The Company respectfully advises the Staff that the primary reasons for the material changes in results include (i) the rapid growth in the amount of loans the Company facilitated and (ii) the change in product mix resulted primarily from the Company’s launch of Xiaoying Card Loan in December 2016 and the significant increase in the proportion of Xiaoying Card Loan, the most profitable products facilitated on the Company’s platform, out of total loan volume the Company facilitated in the first half of 2017 (i.e., in 2016, 0.9% of the total loan facilitation amount were Xiaoying Card Loan, while in the first half of  2017, such proportion was 21.1%).

The Company further respectfully advises the Staff that the Company will discuss the underlying reason for material changes in results from the year ended December 31, 2016 to the year ended December 31, 2017 in future amendments when the financial statements for full year 2017 become available .

Operating Expenses, page 90

13.       Please break out origination and servicing expenses by type (i.e., credit assessment, customer acquisition, etc.) and discuss any material changes period over period.

In response to the Staff’s comments, the Company added the referenced disclosure on page 98 of the Revised Draft Registration Statement to include such data.

The Company further respectfully advises the Staff that the Company will discuss any material changes from the year ended December 31, 2016 to the year ended December 31, 2017 in future amendments when the financial statements for full year 2017 become available.

14.       Please break out general and administrative expenses by type (i.e., salaries and benefits, research and development, etc.) and discuss any material changes period over period.

In response to the Staff’s comments, the Company added the referenced disclosure on pages 98 and 99 of the Revised Draft Registration Statement to include such data.

The Company further respectfully advises the Staff that the Company will discuss any material changes from the year ended December 31, 2016 to the year ended December 31, 2017 in future amendments when the financial statements for full year 2017 become available.

Non-GAAP Measures, page 91

15.       We note your presentation of Adjusted net (loss)/income adding back share-based compensation expenses. Please confirm that the share-based compensation expenses added back to get to the Non-GAAP financial measure Adjusted net (loss)/income are net of taxes and update your disclosure accordingly.

The Company respectfully confirms with the Staff that the share-based compensation expenses added back to get to the Non-GAAP financial measure Adjusted net (loss)/income are net of taxes. As the share-based compensation expenses were incurred at Cayman level, the income tax impact is nil. In response to the Staff’s comments, the Company revised the disclosure on pages 16, 85 and 100 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 95

16.       Please enhance your discussions to address the trends in your cash flows, including the impact of anticipated future growth and how you expect to fund future operations. Additionally, enhance your financing activities discussion to separately describe internal and external sources of liquidity, including any material unused sources of liquid assets. Refer to Regulation S-K, Item 303(a)(1).

In response to the Staff’s comments, the Company revised the disclosure on page 103 of the Revised Draft Registration Statement.

17.       We note your disclosure on page 95 that your, “primary sources of liquidity have been cash provided by . . . funds provided by our shareholders.” We note disclosures throughout the document, including in Related Party Transactions on page 170, of a single shareholder (Mr. Tang) providing financing cash flows. Please clarify in your next amendment if you receive related party loans from any other shareholders.

In response to the Staff’s comments, the Company added the referenced disclosure on page 182 of the Revised Draft Registration Statement to confirm that the Company did not receive related party loans from any shareholders in addition to Mr. Tang.

18.       We note your disclosure on page 95 that your primary source of liquidity during the six months ended June 30, 2017 was from funds provided by your shareholders as a result of the negative operating cash flow generated. Please discuss further in your Liquidity section the ability and willingness of the shareholder(s) to continue to finance X Financial’ s negative cash flows from operations. Please also consider adding a risk factor, or revise your risk factor on page 30, to discuss your reliance on a single shareholder or shareholders to finance current operations. Please factor into your disclosure in the Liquidity section and risk factors the potential impact of the legal proceedings related to Mr. Tang.

The Company respectfully advises the Staff that the primary source of liquidity during the six months ended June 30, 2017 was (i) cash generated by operating activities and (ii) the issuance of shares to the Company’s shareholders. The Company’s loan products are funded by individual and corporate investors on Xiaoying Wealth Management as well as institutional funding partners. The negative operating cash flow for the six months ended June 30, 2017 was primarily due to the Company’s intermediary model, under which the Company initially provides credit to borrowers using its own funds through an intermediary and subsequently sells the loans to external investors. Due to regulatory developments, the Company ceased the online intermediary model in April 2017 and ceased the offline intermediary model with funding from banking financial institution partners after December 31, 2017 to comply with recent regulatory requirement. The Company does not believe that it relies on its shareholders to finance its future operation as it expects its current cash and cash equivalents and its anticipated cash flows from operations and financing activities will be sufficient to meet its anticipated working capital requirements and capital expenditures for the 12 months following this offering.

In response to the Staff’s comments, the Company revised the disclosure on page 103 of the Revised Draft Registration Statement.

19.       We note your disclosure on pages 95 and 96 concerning the loan to Zi Jin Zhong Hao (Tianjin) Investment Co., Ltd (ZJZH), an entity controlled by a shareholder (Mr. Tang), of RMB 217.0 million. Please expand your disclosures in the Investing Activities section of your Liquidity discussion to address the following related to this loan:

•                  The business purpose of the loan;

•                  Why the loan was interest-free;

•                  Any credit analysis performed before extending a loan of this size given your negative operating cash flow generated;

•                  Any commitments or plans to extend loans to ZJZH or any other entities controlled by Mr. Tang or other shareholder in the future; and

•                  Any loan concentrations as a result of the loan.

In response to the Staff’s comments, the Company added the referenced disclosure on page 104 of the Revised Draft Registration Statement.

Cash Flows and Working Capital, page 96

20.       Please revise your disclosure of cash provided by operating activities of RMB 421,760 and US$ 62,213. It appears you had cash used in operating activities of (RMB 421,760) and (US$ 62,213) as presented in your unaudited interim consolidated statement of cash flows on page F-47.

In response to the Staff’s comments, the Company has revised the disclosure on page 104 of the Revised Draft Registration Statement.

Intermediary Model, page 101

21.       You state that you ceased the online intermediary model in April 2017. Enhance your discussion to explain the reasons for the cessation and if you ceased all operations related to the intermediary model or just certain operations related to the intermediary model. We noted that you earned 76% of total net revenues in 2016 from loan facilitation service related to the intermediary model.

In response to the Staff’s comments, the Company has revised the disclosure on pages 110 and 111 of the Revised Draft Registration Statement.

Critical Accounting Policies, Judgments and Estimates

Revenue Recognition

Incentives to Investors, page 102

22.       Please expand your disclosure in your next amendment to define “red packets.”

The Company respectfully advises the Staff that red packets are gifts prevalent in Chinese society where it is often presented at social and family gatherings. In order to encourage investor activity, the Company grants red packets to investors that meet certain thresholds for deducting certain amount of investment required from investors. The Company further advises the Staff that the description on the variety of forms in which incentives are provided to investors have been disclosed sufficiently in the Draft Registration Statement and therefore, in response to Staff’s comments, the Company has removed the labelling of the incentive category names on page 111 of the Revised Draft Registration Statement in order to avoid confusion.

23.       We note that you provide incentives to investors in a variety of forms that either reduces the amount of investment required to purchase financial products or entitles them to receive higher interest rates in products they purchase and that such incentives are accounted for as a reduction of revenue. Please disclose incentives provided to investors for the periods presented.

In response to the Staff’s comments, the Company has revised the disclosure on page 111 of the Revised Draft Registration Statement.

Industry Overview

Online Consumer Finance and Investment Platforms are Filling the Gap, page 110

24.       For greater balance and context, please revise to discuss recent developments in the peer-to-peer lending industry in China, such as recent lending platform failures, over-leveraging, issues related to the industries’ fast growth in relation to regulation and any resulting impact on China’s online or mobile consumer finance marketplace industry in general, including the regulatory and political climate and response.

In response to the Staff’s comments, the Company has revised the disclosure on page 125 of the Revised Draft Registration Statement to discuss recent regulatory developments in the peer-to-peer lending industry in China.

High-Credit-Limit Unsecured Loan Market, page 113

25.       You state that the borrowers of property-owner loans will use their property ownership certificates as the proof of credit verification to obtain loans without providing properties as collateral. Clarify if property-owner loans are the same as Xiaoying Housing Loans and why for property-owner loans, properties are not provided as collateral whereas Xiaoying Housing Loans are secured by properties.

The Company respectfully advises the Staff that property-owner loans are unsecured loans that are typically offered to property owners and for property owners with bank mortgage payments with a continuous payment record of 12 months or more. The proof of ownership of a property is merely a means to assess the credit worthiness of the borrower. The terms of our property-owner loans we facilitate, including the APR, reflects the unsecured nature of such loans.

Business

Overview, page 117

26.       To the extent that you experience seasonality in your business, please discuss accordingly. Refer to Item 4.B.3 of Form 20-F.

The Company respectfully advises the Staff that it does not experience material effects of seasonality in its business and results of operations.

Our Borrowers and Loan Products, page 124

27.       We note that you define your customers as “prime borrowers . . . .” Please clarify if the definition that you use for “prime borrowers” is unique to your business or an industry standard definition. In addition, please disclose the percentage of your active borrowers that are categorized as “prime.” To the extent there are other classifications of borrowers that comprise your active borrowers, please disclose as such.

The Company respectfully advises the Staff that our “prime borrower” refers to an individual having sound credit history with credit records with PBOC CRC for over one year and without any late payment record of over 60 days in the previous six months or any records of NPL, which is generally consistent with the industry standard. In determining whether a prospective customer is a prime borrower, the Company will review his or her credit card transaction history and default records. All of the borrowers of our loan products, including Xiaoying Card Loan, Xiaoying Preferred Loan, Xiaoying Housing Loan and other products, are prime borrowers. In 2016 and the six months ended June 30, 2017, 90.5% and 85.0% of our aggregate loan facilitation amount were loans facilitated to those prime borrowers of our products, respectively. We also cooperate with selected financial technology companies and facilitate loan products designed by them to their referred borrowers. Different from targeting prime borrowers for our products, we focus on carefully selecting the high quality financial technology companies for cooperation, who conduct their own credit analysis and approval before referring borrowers from their platforms to us, no matter whether such referred borrowers meet our standard of “prime borrower”. As the loan products of other platforms are primarily offered in small credit line and short term, we facilitated loans to numerous borrowers referred from other platforms, but in 2016 and the six months ended June 30, 2017, only 9.5% and 15.0% of our aggregate loan facilitation amount were loans facilitated to borrowers referred from other platforms, respectively. Therefore, the Company believes that the percentage of our active borrowers that are categorized as “prime” is not as meaningful as the percentage of loan amount facilitated to prime borrowers, and the Company has added relevant disclosure on pages 136 of the Revised Draft Registration Statement. In addition, considering the recent regulatory developments in the PRC, the Company is reviewing the products designed by other platforms and would cease providing loan facilitation services to the platforms if their products are suspended under recent PRC regulations.

28.       Disclose how you calculated 1,200,914 cumulative borrowers.

In response to the Staff’s comments, the Company has revised the disclosure on page 136 of the Revised Draft Registration Statement.

29.       You state that you price loans based on total borrowing costs, which comprises (i) nominal interest rates that borrowers pay investors, (ii) the service fee that you charge, payable by borrowers, for your services, including your guarantee service, if applicable; and (3) the insurance premium paid to ZhongAn. Tell us and clarify if there are circumstances in which you would not provide guarantee services.

In response to the Staff’s comments, the Company has revised the disclosure on page 137 of the Revised Draft Registration Statement.

30.       Enhance your discussions to clarify the terms of your loan products, including when principal payments are due, how interest is accrued and whether a borrower may have more than one loan outstanding at any one time.

In response to the Staff’s comments, the Company has revised the disclosure on pages 137, 138 and 140 of the Revised Draft Registration Statement.

31.       Please also disclose the range of annual interest rates for each of your loan products facilitated on your platform.

In response to the Staff’s comments, the Company revised the disclosure on pages 5, 90 and 129 of the Revised Draft Registration Statement.

Transaction Process, page 127

32.       Enhance your discussion; Stage 3: Credit Assessment, to clarify how you consider updated borrower credit information, including if and how often you update a borrower’s credit grade.

In response to the Staff’s comments, the Company has revised the disclosure on page 139 of the Revised Draft Registration Statement.

Borrower Acquisition and Retention, page 130

33.       Tell us and disclose whether you pay any fees or offer any incentive rewards to borrowers directly. If material, please tell us how you account for incentive rewards to borrowers.

The Company respectfully advises the Staff that the Company provides incentives to borrowers of Xiaoying Card Loan (disclosed on page 128 of Draft Registration Statement, now page 140 of the Revised Registration Statement), which are considered immaterial to the Company’s business and financial condition. On the other hand, the Company does not pay any direct fees or offer incentive rewards to borrowers of Xiaoying Preferred Loan.

Loan Facilitation Services to Other Platforms, page 131

34.       We note that you “may also require” the selected financial technology company with which you cooperate to pay you a deposit. Please expand your disclosure to clarify when a deposit is required and how the amount of the deposit is calculated.

In response to the Staff’s comments, the Company has revised the disclosure on page 143 of the Revised Draft Registration Statement.

Investment Products and Services

Loan Products, page 132

35.       Please discuss the features driving variation within the range of expected annualized rate of returns.

In response to the Staff’s comments, the Company has revised the disclosure on page 144 of the Revised Draft Registration Statement.

Other Products, page 133

36.       In your discussion of Other Products, you identify money market and insurance products. On page F-61, you disclose that during the six months ended June 30, 2017, you recognized an expense of RMB 73,492,088 or US$ 10,840,660 for contingent liability concerning certain loans offered as part of “Other Products” in which the estimated default amount was in excess of the stand-ready liability provided. Tell us and clarify the types of products included in Other Products, excluding money market and insurance products, that gave rise to the contingent liability, and if guarantees are provided, your accounting policy.

The Company respectfully advises the Staff that certain loans offered as part of “Other Products” relating to which the Company recognized expense of RMB 73,492,088 or US$ 10,840,660 for contingent liability on page F-61 refer to loans the Company facilitated to a corporate borrower. Please see ‘‘Business—Legal Proceedings’’ on page 142 of the Draft Registration Statement for the Company’s claim against such corporate borrower. The Company historically facilitated loans for corporate borrowers and such loans for corporate were categorized as part of “Others” of the Company’s loan products on page 125 of the Draft Registration Statement (now pages 136 and 137 of the Revised Registration Statement), other than “Other Products” of the Company’s investment products.

37.       We note your disclosure that investors are able to “invest in a wide range of products, such as loans . . . facilitated on [your] platform, money market products and insurance products.” Please expand your disclosure to describe your money market products in more detail. For example, please identify the types of instruments offered. In addition, in the Regulation section of your prospectus, please explicitly address the rules and regulations that govern the money market industry in China, as applicable to your business model.

In response to the Staff’s comments, the Company has revised the disclosure on pages 145 and 160 of the Revised Draft Registration Statement.

Credit Scoring and Pricing, page 138

38.       You state that your risk management system assigns a credit grade to each applicant. Please tell us how your credit grades are determined. Please also enhance your disclosure to present your credit grade band matrix and disclose the outstanding loan balance for each period presented by credit grade.

In response to the Staff’s comments, the Company has revised the disclosure on page 150 of the Revised Draft Registration Statement.

Consolidated Statement of Comprehensive (Loss)/Income, page F-4

39.       We note for loans transferred to consolidated trusts, you present the servicing fees charged to borrowers as financing income in your Consolidated Statement of Comprehensive (Loss)/Income. In accordance with ASC 942-225-S99-1, please revise to present gross, interest income (related to consolidated trust) and interest expense (related to consolidated trust).

The Company respectfully advises the Staff that the Company has applied the guidance under Article 5 of Regulation S-X for income statement presentation. The Company notes that the guidance under ASC 942-225-S99-1 (Rule SX 210.9-04) is more applicable to financial institutions. The Company believes the nature of its businesses is in substance, more of an online marketplace connecting borrowers and investors, rather than a financial institution, based on the following considerations:

The trusts were established as part of the Group’s effort to develop new product offerings for institutional investors. The Group consolidates the trusts under VIE model given that the Company provides guarantee services and therefore is considered the primary beneficiary of the trusts. It is not the Company’s intention to hold loans.

Institutional funding partners is one of the three funding sources to the Group but not the primary funding sources in the past. The consolidated trusts held RMB723 million and RMB1,119 million of loans at fair value, compared with RMB7,523 million and RMB13,894 million total outstanding loan balance facilitated by the Company on its platform as of December 31, 2016 and June 30, 2017, respectively. The portion of the consolidated trusts is less than 10%. Furthermore, given the uncertainties around regulations, no new trusts are formed since the Circular 141 was released.

Therefore, the Company believes Article 5 of Regulation S-X to be most reflective of its business, and has presented the consolidated statement of comprehensive income fully consistent with Article 5 of Regulation S-X. Specifically, the Company has presented the interest income related to the consolidated trusts as a separate line item in revenue called “Financing income”, and has classified interest expense related to the consolidated trusts as part of “operating costs and expenses - origination and servicing” in the consolidated statement of comprehensive income. The cost of “origination and servicing” is effectively the Company’s cost of sales as it includes personal salaries and benefits, credit assessment related fees, customer acquisition, system support, payment processing services, fees paid to third party collection agencies, as well as interest expense paid to institutional investors of the consolidated trusts, which are all related costs to support the Company’s revenue earning process.

40.       Please tell us whether you incur material costs to obtain a contract, and if so, disclose your accounting policy for these material costs. Refer to ASC 340-40.

The Company respectfully advises the Staff that there are no material incremental costs of obtaining a contract with a customer that are subject to ASC 340-40. The Company pays general fees to channels and advertising fees in media but the fees do not depend on the result from loan approval. Said differently, such expenses would have been paid out regardless of whether a contract is facilitated or borrowers/investors are acquired. Therefore, the costs are not incremental to obtaining the contracts under ASC 340-40.

Revenue Recognition, page F-15

41.       For loans facilitated through either the Direct Model or the Intermediary Model, you charge a service fee, which is payable by the borrower on a monthly basis, and that upon inception, you have the right to the entire service fee regardless of whether subsequent post-origination or guarantee services are provided or timing of repayment of the loan. Please revise your disclosure to address the following:

•                  If any fee is charged to borrowers to apply for a loan;

The Company respectfully advises the Staff that there is no fee charged to borrowers to apply for a loan. In response to the Staff’s comment, the Company has added disclosure on F-15 that “No application fee is charged to borrowers or investors”.

•                  Your obligation to the borrower once the loan application is approved;

The Company respectfully advises the Staff that once a loan application made by the borrower is approved by the Company, the Company lists the borrower’s loan requests on the Company’s platform where all investors registered with the Company can review and decide whether to make the investment by subscribing for the loan. When a loan is fully subscribed, the borrower and investor(s) will then enter into related agreements and funding will be transferred to the borrower’s custody account. As such, no agreement is signed with a borrower until a loan is successfully matched (i.e., subscribed). The loan application is merely a framework for the services that the Company will provide if a loan is originated. The Company does not have any contractual obligations to originate a loan to the borrower nor does it guarantee that an investor could be found to meet the borrower’s funding requests once the application is approved.

Rather, the Company believes listing the loan information is part of its services provided to investors helping them to select investment products. This is stipulated in the framework agreement signed between the Company and the investor when the investor selects the products to invest. The Company has concluded that the investor is its customer (please refer to response to comment #42 for details). The Company does not believe the approval of the loan application or listing of loan information constitutes a distinct service under ASC 606-10-25-19 since the investor cannot benefit from this service on its own or together with other readily available resources. Said differently, the result of the loan application being approved or information being published does not result into any distinct benefit to the investor.

The Company respectfully submits that revision to disclosures is not deemed necessary in this regard.

•                  If any of the service fees are deducted from the loan proceeds at loan origination;

The Company respectfully advises the Staff that historically for Xiaoying Card Loan and certain loans offered as part of “other products”, the Company collected a portion of service fees upfront which were deducted from the loan proceeds at loan origination with the remaining service fees payable on a monthly basis.

The upfront fee rate varied for different products.  The Company no longer charges such upfront fees for any products as of the date of this response letter. The Company has added disclosure to F-17 to clarify the facts.

•                  Whether you have an unconditional right to consideration for both loan facilitation and post-origination services upon entry into the contract;

The Company respectfully advises the Staff there is an unconditional right to consideration for both loan facilitation and post-origination services upon entry into the contract. Even if the borrower defaults or terminates the loan agreement earlier than the maturity date, the Company still has the unconditional right to obtain the full service fees from the borrower. As stipulated in the service contract agreement between the borrower and the Company, service fee is unaffected by the amount of the loan and the amount of repayment made by the borrower. The Company has revised disclosure to F-15 to clarify the facts.

•                  How you ensure collection is probable if service fees are not deducted from loan proceeds at origination;

The Company determined that the investors are deemed to be the customer of the Company (please refer to response to comment #42 for more details). The Company has concluded it is probable that it will collect the consideration to which it will be entitled to and therefore concluded there is no material credit risk regarding the investor’s ability and intention to pay. The Company is authorized by the investors to charge service fees directly from the borrowers.

When a borrower makes a monthly payment, the Company is entitled to deduct the service fee first and transfer the remainder to the investor as interest and principal repayment. The Company further considered borrower’s credit risk as a form of implicit price concession in determining transaction price according to ASC 606-10-32-11 and 12 Constraining Estimates of Variable Consideration. Please see further analysis in response to comment 43. As further context for the transactions entered into, the Company submits that the historical delinquency rates for all of the loans originated through the Company’s platform has been less than 10%.

In response to the Staff’s comment, the Company has added disclosure on F-15.

•                  The circumstances in which post-origination or guarantee services would not be provided; and

There are no circumstances in which post-origination or guarantee services will not be provided. The Company has revised disclosure to F-15 to clarify that the three services (facilitation, post-origination, and guarantee) are provided for all loans facilitated.

•                  If you ever only provide loan facilitation, post-origination or guarantee services separately and the circumstances thereof.

The Company respectfully advises the Staff that historically the Company has never provided loan facilitation, post-origination or guarantee services separately. The Company disclosed on F-16 that

“The Group does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis.”

In response to the Staff’s comment, the Company has revised its disclosure on F-15 to clarify that for the three services (facilitation, post-origination, and guarantee) are provided for all loans facilitated.

Direct Model, page F-15

42.       We note that you early adopted ASC 2014-09, Revenue from Contracts with Customers (Topic 606). Please address the following:

•                  With respect to your “contractual agreement with the borrower,” clarify whether, as part of the loan transaction process, you enter into an enforceable contract with your borrowers, and describe to us the promises within the contract with each of the borrower and investor;

The Company respectfully advises the Staff that for each loan facilitated under the Direct Model, the Company enters into a contractual agreement with the borrower and investor, separately. These agreements stipulate the Company’s obligation to provide loan facilitation and post-origination services. The borrower enters into an agreement directly with the investor that specifies the principal amount of the loan, the interest rate, and the loan repayment schedule. The borrower is also required to purchase credit guarantee insurance from ZhongAn by signing an agreement directly with ZhongAn. As part of the arrangement, the Company also entered into a separate agreement with ZhongAn to provide back-to-back guarantee to ZhongAn.

The key terms of the contracts are summarized as follows:

Service Agreement between the Company and Borrower:

•                  The Company will help list the borrowers’ loan requests on its platform and facilitate the loan agreement forming process by matching investors to borrowers.

•                  The Company is authorized by the borrower to transfer or entrust a third party to transfer the loan funds to the borrower and withhold and transfer repayment of the loan;

•                  The Company is entrusted and authorized to purchase credit guarantee insurance on behalf of the borrower from the insurance company and settle with the insurance company.

•                  The Company has the right to collect non-refundable service fees from the borrower, and the collection of service fee is unaffected by the amount of the loan and the amount of repayment made by the borrower. The borrower is also subject to a penalty in case of delayed payment or early repayment of the loan.

Framework Agreement between the Company and Investor

•                  The Company will provide services to the investor through the Company’s platform including; listing borrowing demand information on its platform, provide access to investors to review investment opportunities on its platform, and facilitate the loan agreement forming process by matching investors to borrowers;

•                  The Company is authorized by the investor to transfer or entrust a third party to transfer funds and make collections of principal and interests;

•                  The Company is entrusted and authorized by the investor to exercise the rights under the credit guarantee insurance, including but not limited to claiming and collecting compensation from ZhongAn, and issuing a letter of transfer of creditor rights to ZhongAn.

•                  Tell us how you arrived at the determination that your customers are the investors considering that the total transaction price is paid by your borrowers and the nature of the terms of the contractual agreement with borrowers referenced above; and

The Company respectfully advises the Staff the analysis as per below:

The Glossary in ASC 606-10-20 defines a customer as:

“A party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.”

ASC 606-10-15-3 provides further guidance related to determining the customer in a contract:

“[…] A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. A counterparty to the contract would not be a customer if, for example, the counterparty has contracted with the entity to participate in an activity or process in which the parties to the contract share in the risks and benefits that result from the activity or process (such as developing an asset in a collaboration arrangement) rather than to obtain the output of the entity’s ordinary activities.”

While in many circumstances the above guidance is clear which party is the entity’s customer, however, in the Company’s fact pattern and in many agency relationship fact patterns the determination of which party is the customer may be more challenging. Besides the general Glossary definition of a customer and the additional guidance in ASC 606-10-15-3, there is little interpretive literature or other current authoritative guidance on identifying the customer in US GAAP which is directly relevant to the Company’s transactions.

The Company has considered the specific fact patterns of its businesses:

•      Borrowers use the Company’s online platform as a method of obtaining loans. Through its platform, the Company identifies investors with the requisite capital and desire to grant loans (in other words, the Company uses the capital of the investors to fulfil the borrowers’ desire of obtaining loans).  The Company then provides a service to the investor by identifying and referring borrowers to the investor, and by providing cash collection services after the loan is originated.

•                  The Company enters into framework lending agreements with various investors prior to identifying the specific borrowers which it will refer to the investor.

•                  In the market, investors pay other third-parties to perform the loan facilitation and post-origination services provided by the Company.

•                  The borrower does not have the ability to obtain the loan without having to pay service fees.  So, from the borrower’s perspective, it is a fee necessary to obtain the loan that is inseparable from the interest charged by the investor.  Similarly, the service fee is only required to be paid by the borrower if the borrower actually receives a loan, so the borrower does not receive a benefit from its payment of the service fee that is sufficiently separable from their obtainment of the loan itself.

There are other conditions of the Company’s transactions which indicate that the investor is receiving the primary benefit from the Company’s services (and is thus the Company’s customer):

•                  The investor has discretion to set the parameters of the type of borrower to which it is willing to grant a loan by subscribing for the preferred loan products published on the platform which specifies the risk profile of borrower and terms of the loan product.  The Company utilizes its proprietary data algorithm to identify and target qualified borrowers for purposes of referring borrowers to investors. The Company is thus providing the investor a service of screening and referring qualified borrowers to the investor. Conversely, the borrower does not have any ability to specify which types of investors from which the borrower desires to obtain a loan. In this way, the facilitation services are primarily for the benefit of the investor, due to the fact that the Company is seeking a specific type of borrower as requested by the investor (and not vice versa).

•                  The cash collection services performed as part of the post-origination services are for the benefit of the investor.  If the Company were not performing these services, the investor would have to hire another party to collect cash on its behalf, or it would have to incur the time and expense to perform the administrative task of tracking, collecting, and recording payments every month.

•                  The standard terms of the loans which are originated via the Company’s platform allow the investor to terminate the loan and require the advanced repayment of the loan if a borrower’s credit status or repayment ability encounters significant deterioration (e.g., as a result of income reduction, default of other debts, material asset disposal, etc.). The fact that loans originated via the Company’s platform contain this standard call right in the event of credit deterioration (even in the absence of actual late or missed payments) provides investors with a significant benefit of protection from borrower credit risk associated with their loans, and is indicative that the arrangement is more for the benefit of the investor, rather than the borrower.

The guarantee is primarily for the benefit of the investor, as the borrower does not benefit from the exercise of the guarantee. Although the borrower may receive a lower interest rate on its loan because the guarantee protects the investor from the default risk of the borrower, the borrower is required to pay ZhongAn a guarantee fee and to pay the Company a service fee which compensates for all the services provided by the Company including the back-to-back guarantee services (and thus still pays some amount of consideration in return for the potentially lower interest rate received). Further, the borrower cannot elect to purchase the guarantee, and does not have a choice as to whether the guarantee will be issued.

Similarly, the supplemental guarantee fee paid to ZhongAn by the Company benefits the investor, as well.

Additionally, due to the lack of guidance in establishing the customer noted above, the Company has also considered the guidance provided by ASU 2017-10, Determining the Customer of the Operation Services related to Service Concession Arrangements (ASC Topic 853) and believes the Company’s analysis above is consistent with the interpretation provided by ASU 2017-10 by analogy. Specifically, the Company notes that in a service concession fact pattern, the FASB concluded that the government is the operator’s customer rather than the third-party drivers on the toll road. In a similar way, the Company must have investor framework agreements in place in order to offer the lending service on the investor’s behalf to potential borrowers.

As such, based upon the specific factors outlined above which indicate that the Company’s services primarily benefit the investor as well as the analogous conclusion on the determination of the customer provided by ASU 2017-10, the Company has concluded that the investor is the Company’s customer, rather than the borrower.

•                  Tell us how you considered the guidance in Transition Resource Group for Revenue Recognition paper 52, paragraph 27(b) in determining that post-origination services are not in the scope of ASC 860, Transfers and Servicing.

The Company respectfully advises the Staff post-origination services represent a distinct performance obligation that is within the scope of ASC 860. ASC 860-50-25-1 lays out the types of servicing contracts that a servicing asset or liability should be recognized:

An entity shall recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:

a.                                      A servicer’s transfer of any of the following, if that transfer meets the requirements for sale accounting

1.                                      An entire financial asset

2.                                      A group of entire financial assets

3.                                      A participating interest in an entire financial asset, in which circumstance the transferor shall recognize a servicing asset or a servicing liability only related to the participating interest sold.

b.                                      Subparagraph superseded by Accounting Standards Update No. 2009-16

c.                                       An acquisition or assumption of a servicing obligation that does not relate to financial assets of the servicer or its consolidated affiliates included in the financial statements being presented.

The Company continues to service the loans facilitated under the Intermediary Model subsequent to the transfer of loans to third party investors which meet the requirements of sale accounting. The loans facilitated under the Direct Model are not recorded on the Company’s books. Therefore, the post-origination services to loans facilitated under both Intermediary Model (other than the consolidated trusts) and Direct Model are within the scope of ASC 860. The scoping guidance within ASC 606-10-15-2(c)(9) specifically excludes contracts (or portions of contracts based on guidance at ASC 606-10-15-4) that are within the scope of ASC 860.

The FASB/IASB Joint Transition Resource Group for Revenue Recognition (the “TRG”) considered certain scoping considerations regarding the scope of ASC 606 and its interaction with other existing US GAAP within Agenda Paper 52 (“AP 52”).  As explained within AP 52, the stakeholders were concerned that while ASC 860 contains explicit guidance related to the initial recognition and subsequent measurement of servicing assets and liabilities, it does not contain guidance related to the accounting for contractually-specified servicing fees.

This concern is directly relatable to the Company’s fact pattern given that post-origination services do not create a servicing asset or liability to be recognized under ASC 860, but the consideration allocated to the post-origination services performance obligation is income that is nonetheless within the scope of ASC 860.  The Company has therefore evaluated the conclusions reached within AP 52, and the TRG’s subsequent consideration of those conclusions, in order to determine whether the Company’s application of the ASC 606 recognition framework to consideration allocated to the post-origination services is appropriate.

The recognition of income related to the servicing of financial assets was specifically addressed in Question 1 of AP 52.  Therein, AP 52 acknowledges two broad-based views related to servicing income: View A is that servicing income is outside the scope of Topic 606, and View B is that servicing income is within the scope of Topic 606.

Ultimately, the TRG agreed with View A.

However, as part of its conclusion that servicing income is outside the scope of ASC 606, the FASB staff noted the following in paragraph 26 of AP 52:

However, in the Staff view, it would not be concerning if an entity that applies Topic 860 refers to the accounting framework described in Topic 606 to assist with recognition conclusions for servicing income or to provide the disclosures required by Topic 606 to the extent they are applicable and incremental to the disclosure requirements of Topic 860.

The conclusions reached in AP 52 were subsequently discussed by the TRG at its meeting in April 2016. The minutes from that meeting indicate that the TRG generally agreed with the views expressed in AP 52. Although the minutes do not specifically address the TRG’s views on paragraph 26 of AP 52, there was no objections to this portion of the staff analysis from AP 52.

Therefore, while the consideration allocated to the post-origination services is outside the scope of ASC 606, the Company believes it is acceptable to apply the revenue recognition framework provided for in ASC 606 in accounting for this consideration (consistent with the discussion above in AP 52).

In response to the Staff's comment, the Company has provided additional disclosure on F-16.

43.       We note your disclosure that transaction price includes variable consideration in the form of collection risk of the borrowers. Tell us how you considered the guidance in ASC 606-10-25-1e, ASC 606-10-45-4, and ASC 606-10-55-3C in concluding that collection risk should be assessed in determining the transaction price and should not be accounted for in accordance with ASC 310.

The Company respectfully advises the Staff that the Company’s receivable consists of (1) accounts receivable from facilitation services that are within the scope of ASC 606 and (2) receivable from guarantee services that are accounted for under ASC 460 (please refer to response to comment #46 below for more details). For accounts receivable from facilitation services, as explained in response to the second bullet of comment #42 above, the Company has concluded that its customers are investors even though the considerations are collected from borrowers. The Company also concluded under ASC 606-10-25-1e (please see the response in Comment 41 bullet point 5) that it is probable that the Company will collect the consideration for its services provided to the investors. Further, the Company concludes that the determination of the total transaction price for each of the Company’s transactions should consider the impact of the variability caused by the potential that the borrower fails to pay the full amount of service fee owed to the investor which is then remitted to the Company. In arriving this conclusion, the Company has considered the following guidance:

ASC 606-10-32 contains the following relevant guidance regarding an entity’s determination of transaction price and the impact of variable amounts included within the transaction price [emphasis added]:

32-3 The nature, timing, and amount of consideration promised by a customer affect the estimate of the transaction price. When determining the transaction price, an entity shall consider the effects of all of the following:

a.              Variable consideration (see paragraphs 606-10-32-5 through 32-10 and 606-10-32-14)

b.              Constraining estimates of variable consideration (see paragraphs 606-10-32-11 through 32-13)

c.               […]

d.              […]

e.               […]

32-5 If the consideration promised in a contract includes a variable amount, an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer.

32-6 An amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items. The promised consideration also can vary if an entity’s entitlement to the consideration is contingent on the occurrence or nonoccurrence of a future event. For example, an amount of consideration would be variable if either a product was sold with a right of return or a fixed amount is promised as a performance bonus on achievement of a specified milestone.

32-7 The variability relating to the consideration promised by a customer may be explicitly stated in the contract. In addition to the terms of the contract, the promised consideration is variable if either of the following circumstances exists:

a.              The customer has a valid expectation arising from an entity’s customary business practices, published policies, or specific statements that the entity will accept an amount of consideration that is less than the price stated in the contract. That is, it is expected that the entity will offer a price concession. Depending on the jurisdiction, industry, or customer this offer may be referred to as a discount, rebate, refund, or credit.

b.              Other facts and circumstances indicate that the entity’s intention, when entering into the contract with the customer, is to offer a price concession to the customer.

As in the case of the Company, the consideration in return for the Company’s services to the investor is remitted by the borrower, not the investor.  Furthermore, should the borrower fail to pay the service fee, the investor is not required to compensate the Company for any shortfall (i.e. the Company’s recourse in the event of nonpayment is solely against the borrower). Therefore, the amount to which the Company will be entitled in exchange for the services that it is providing to the investor is contingent upon the borrower’s future payment of the service fee charged.  Said differently, the Company can be thought of as having provided an implicit price concession to its customer (the investor), whereby the investor understands that if the borrower fails to fully pay the service fee, the Company may necessarily accept an amount of consideration from the investor that is less than the price stated in the contract.

Due to the fact that the consideration promised to the Company by the investor in return for the Company’s services is contingent on the borrower’s payment of the service fees, the transaction price for each of the Company’s transactions is variable. In accordance with 606-10-32-3, this variable amount should thus be estimated (based on guidance in 606-10-32-8) and constrained (based on guidance in 606-10-32-11).

The Company has also considered the guidance in ASC 606-10-55-3C.  The Company’s exposure to credit risk of the borrowers cannot be mitigated by the payment terms as the services are provided before or along with the collection of service fees. The exposure may be limited to a certain degree for post-origination services only, by stopping the delivery of that service for the remaining term of the loan.

Based on the above, the Company concludes that for facilitation services the probability of collection from the borrower is considered as a variable component of the transaction price.

The Company further submits that it has followed ASC 310 to account for the accounts receivable from facilitation services. In the Company’s case, the Company is the agent of the investor and is authorized by the investor to earn service fees which are charged directly from the borrowers. When a borrower makes a monthly payment, the Company is entitled to deduct the service fee first and transfer the remainder to the investor as interest and principal payment. The substantive credit risk is with the borrower, but the borrower’s credit risk has been considered as an implicit price concession in determining the transaction price. As such, the credit risk is substantially mitigated and no material allowance associated with the accounts receivable is needed.

44.       Please expand your explanation of the Xiaoying Wealth Management platform to describe its function in the arrangement. In addition, tell us how you evaluated ASC 606-10-25-19 in determining whether the provision of access to the platform to your customers represents a distinct service.

The Company respectfully advises the Staff that Xiaoying Wealth Management is an online consumer finance marketplace targeting primarily China’s individual mass affluent investors.

The Company does not believe that the provision of access to the platform to either the borrower or the investors constitute a distinct service under ASC 606-10-25-19 since the customer (i.e., the investor) cannot benefit from this service either on its own or together with other resources that are readily available to the investor. The ability to have access to the platform should be bundled with other activities of the facilitation service such as the credit assessment and screening of qualified borrowers, transfer of loan principal balance from investor to borrower, formation of loan agreement, matching of borrowers to investors in order for it to form together as a single distinct performance obligation of loan facilitation service under ASC 606-10-25-19. Merely the provision of access to the platform by itself will not allow the customer to benefit. Therefore the provision of access to the platform does not meet ASC 606-10-25-19a to be a distinct service.

45.       You determine the total transaction price to be the service fees chargeable from the borrowers which is allocated amongst the guarantee service and two separate performance obligations. Please provide us with an example of the journal entries recorded under the direct model from inception through payoff, including your guarantee obligations. In addition, provide us with the journal entries to illustrate the recognition of “revenues from guarantee services.”

Once the loan is facilitated between the investor and the borrower and thereby the loan principal is transferred from the investors to the borrowers, the Company firstly allocates the transaction price to guarantee liabilities in accordance with ASC 460 which requires the guarantee to be measured initially at fair value based on its stand-ready obligation. The remaining consideration is allocated between the loan facilitation services and post-origination services using its relative standalone selling prices consistent with the guidance in ASC 606.

Revenue from loan facilitation are recognized at the time the loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower. This is the time the facilitation service is considered completed. Revenue from post-origination services are recognized over the term of the underlying loans as the services are being provided to the investors. Revenue from guarantee services are recognized through the performance of the guarantee (by making payments for defaults) or at the expiry of the guarantee term.

The Company records the following journal entries when the loan is originated between the investor and the borrower:

DR: Accounts receivable from guarantee services

CR: Guarantee liabilities

DR: Accounts receivable from loan facilitation service

CR: Net revenues - Loan facilitation service - direct model

*Please note the above entries are to illustrate a typical transaction under the Direct Model with the assumption of no upfront service fee. Upfront service fee, if any, is first applied to the consideration allocated to guarantee liabilities.

Upon the monthly repayment of service fees from the borrower, the Company allocates the service fee in accordance with the allocation ratio determined at loan inception to the three services, and records the amount allocated to facilitation and guarantee service as a reduction of accounts receivable, and the amount allocated to post-origination service as revenue. The Company records the following journal entries:

DR: Cash and cash equivalents

CR: Net revenues - Post-origination service

CR: Accounts receivable from guarantee services

CR: Accounts receivable from loan facilitation service

Neither ASC 460 nor ASC 450-20 provides explicit guidance on the interaction between ASC 460 and ASC 450-20 after initial recognition. According to ASC 460-10-35-1, the stand ready liability that the guarantor initially recognized under ASC 460-10-25-4 would typically be reduced (by a credit to earnings) as the guarantor is released from the risk under the guarantee. At the end of each reporting period, the Company applies the contingent liability guidance in ASC 450-20 to determine if an incremental liability must be recognized which represents the excess of the entire estimated probable loss over the recorded stand ready liability.  This approach ensures that at all times the recognized liability (including the stand ready obligation and the contingent liability) is at least equal to the probable estimated losses on the guarantee portfolio.  Any incremental liability recognized under ASC 450-20 is recorded as an expense in the “Provision for contingent guarantee liabilities” in the consolidated statement of comprehensive income (loss).

There are three different scenarios in which the guarantee liabilities can be subsequently impacted.

1.              At loan default:

DR: Guarantee liabilities

CR: Cash

CR: Other revenue (the remaining stand ready liability associated with the loan after payout for default, if any)

2.              At loan expiry without loan default

DR: Guarantee liabilities

CR: Other revenue

3.              When stand-ready liability is not sufficient and additional contingent liability needs to be recognized under ASC 450

DR: Provision of contingent guarantee liabilities

CR: Guarantee liabilities

46.       Revenues from post-origination services are recognized over the term of the underlying loans as the services are provided, and revenues from guarantee services are recognized through performance of the guarantees (by making payments for defaults) or at the expiry of the guarantee term. As the collection of service fees is not conditional on the provision of subsequent post-origination or guarantee services, you record a corresponding accounts receivable when recognizing revenue from loan facilitation service. Explain to us why the related allowance for doubtful of accounts is nil considering net payouts under the related guarantee liabilities.

The Company respectfully advises the Staff that the accounts receivable consist of service fees receivable for both the facilitation and guarantee services.

For accounts receivable from facilitation service, as explained in response to comment 41 above, while investors are identified as the customer under ASC 606, the monthly service fees are paid by borrowers therefore subject to borrower’s credit risk. The uncertainty attributable to the borrower’s credit risk is reflected as variable consideration. Any subsequent adjustment to the estimate of variable consideration will be adjusted to accounts receivable with an offset to revenue, instead of allowance for uncollectible accounts. As such, the credit risk is substantially mitigated and there is no material allowance associated with the receivable.

Accounts receivable from guarantee service is recognized at loan inception that corresponds to the guarantee liability recognized. Substantially all of the loans originated through the platform of the Company are guaranteed by ZhongAn, which is an external third party insurance company. Each borrower is required to purchase a credit guarantee insurance from ZhongAn according to which ZhongAn guarantees the repayment of the loan principal and interest to the investor of the loan in case of borrower’s default. As part of the arrangement, the Company also entered into a separate contract with ZhongAn. Under that separate contract, the Company is responsible for the full credit risk for the products insured by ZhongAn and compensates ZhongAn for the actual losses incurred equal to the defaulted principal and interest after deduction of subsequent collection of the defaulted amount. This is in substance a back-to-back guarantee provided by the Company to ZhongAn and meets the scope exception under ASC 815-10-15-58 and falls into the scope of guarantee accounting under ASC 460. Therefore, the Company accounts for the back-to-back guarantee to ZhongAn in accordance with ASC 460. Please refer to the response to comment #55 bullet point #3 for the business rationale of this arrangement.

Accordingly at loan inception, the Company recognizes a stand-ready liability representing the fair value of the guarantee. To determine the offsetting entries of the stand-ready liability, the Company considered the guidance included in ASC 460. Although ASC 460-10-25-4 does not prescribe a specific account, ASC 460-10-55-23 provides an illustrative example of the guarantor’s offsetting entries when it recognizes the liability at the inception of the guarantee with an offsetting entry to notes premiums received or receivable in the example.

In the Company’s case, the guarantee service is provided in a bundled contract that includes loan facilitation services, post-origination services as well as guarantee services for a single service fee. The Company’s contractual arrangements further stipulate that the service fee payable to the Company will be paid in arrears on a monthly basis during the loan period in conjunction with the loan repayment except for certain products where a portion of service fees is collected upfront. As such, a majority of consideration is not received by the Company at the loan issuance date. Based on above, the Company understood that the offsetting entry to the guarantee liability depends on the specific facts and circumstances that gave rise to the guarantee and determined that a financial asset for the service fee expected to be received for the guarantee services is appropriate. This financial asset is in effect an accounts receivable.  Given that the stand-ready guarantee liability is recorded at fair value, the Company believes that the offsetting financial asset recorded as a receivable should match the fair value recorded for the liability and represents the fair value of the service fee expected to be received related to the guarantee services. This is consistent with the example in ASC 460-10-55-23(b) which contemplates a guarantee being provided in a multiple element arrangement and that the offsetting entry after allocation of the consideration should be a cash or a receivable.

Subsequent to initial recognition, the receivable from guarantee service is reduced by the amount of service fees collected that allocated to the guarantee service. The Company has further referred to ASC 310-10-35 to determine whether the receivable for guarantee services should be impaired subsequent to initial recognition.  Specifically, ASC 310-10-35-8 and 9 states the following:

Subtopic 450-20 requires recognition of a loss when both of the following conditions are met:

a.              Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset has been impaired at the date of the financial statements, and

b.              The amount of the loss can be reasonably estimated.

35-9  Losses from uncollectible receivables shall be accrued when both of the preceding conditions are met. Those conditions may be considered in relation to individual receivables or in relation to groups of similar types of receivables. If the conditions are met, accrual shall be made even though the particular receivables that are uncollectible may not be identifiable.

Based on above, at each reporting date, the Company estimates the future cash flows associated with receivable for guarantee services and assesses whether there is any indicator of impairment. If the carrying amounts of the receivable exceeds the expected cash to be received, i.e., when it is probable that a loss has been incurred, an impairment loss is recorded for the receivable for guarantee services not recoverable and is recorded in the consolidated statement of comprehensive income under “provision for contingent guarantee liabilities”. No impairment loss was recorded for the year of 2016 or the six-month period ended June 30, 2017. All receivables from guarantee service are due no more than 12 months and the Company did not have any overdue receivables as of December 31, 2016 or June 30, 2017.

47.       On page F-17 you state: “As the collection of service fees is not conditional on the provision of subsequent post-origination or guarantee services, the Group records a corresponding accounts receivable from loan facilitation service.” Please tell us whether you record a contract liability and, if so, the related classification and opening and closing balances and revenue recognized that was included in the opening balance. Refer to ASC 606-10-45-2 and 50-8.

The Company respectfully advises the Staff that there is no contract asset or liability recorded under ASC 606. The Company is entitled to the full service fee at the loan inception, including the consideration allocated to guarantee liability under ASC 460, and facilitation service and post-origination service under ASC 606. When determining whether a contract asset or contract liability should be recorded, the Company has considered the following guidance under ASC 606:

ASC 606-10-45-2 If a customer pays consideration, or an entity has a right to an amount of consideration that is unconditional (that is, a receivable), before the entity transfers a good or service to the customer, the entity shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer.

ASC 606-10-45-3 If an entity performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, the entity shall present the contract as a contract asset, excluding any amounts presented as a receivable. A contract asset is an entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer. An entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. An impairment of a contract asset shall be measured, presented, and disclosed in accordance with Topic 310 (see also paragraph 606-10-50-4(b)).

As defined in ASC 606-10-45-3, a contract asset is recognized if the entity performs by transferring goods or services to a customer before the customer pays consideration or before payment is due. Since the Company has not provided the post-origination service yet at the loan inception date, the consideration allocated to post-origination service does not meet the definition of contract asset. Further, although the Company’s right to the service fees is unconditional (only contingent on passage of time), there is no contract liability recorded for post-origination services since the consideration for these services is not received and is not due at loan inception.

48.       Please tell us how you addressed the requirement in ASC 606-10-50-9 to explain how the timing of satisfaction of performance obligations relates to the typical timing of payment and the effect that those factors have on the contract balances.

The Company respectfully advises the Staff that the timing of satisfaction of performance obligations is disclosed on pages F-16 and F-17:

“Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized over the term of the underlying loans as the services are provided to the investors. Revenues from guarantee services are recognized through performance of the guarantees (by making payments for defaults) or at the expiry of the guarantee term.”

As explained in response to comment #47 above, the Company does not recognize any contract balance. In response to the Staff’s comment, the Company has revised its disclosure on page F-19 and F-59 to clarify the facts.

Intermediary Model, page F-17

49.       For loans sold under the intermediary model, clarify your disclosures as to whether you perform post-origination services subsequent to their sale. If so, tell us whether additional fees are charged for such services, and disclose how you account for the servicing activities.

The Company respectfully advises the Staff that the Company continues to provide post-origination services to the loans facilitated through the Intermediary Model subsequent to their sale to third party investors in the same manner as the services to loans facilitated under the Direct Model. The terms of the services including the amount of service fees charged and collection method are stipulated in the borrowing agreement between the borrower and the Company, and stays the same as when the loan is subsequently transferred. There is no additional fee charged for loans facilitated under the Intermediary Model as compared to the loans facilitated under the Direct Model. Consistent with Direct Model, revenues from post-origination services for loans facilitated under the Intermediary Model are also recognized over the term of the underlying loans as the services are provided. In response to the Staff’s comment, the Company has revised its disclosure on page F-18.

50.       We note your disclosure that the difference between (1) the proceeds received from the investors and (2) the sum of the carrying value of the loans and the fair value of the guarantee liability is recognized as a gain on sale. Please disclose where such gains are presented in your statement of comprehensive loss.

The Company respectfully advises the Staff that the gains are recognized in “Net Revenues - Loan facilitation service — Intermediary Model” in the statement of comprehensive loss. The disclosure was provided on F-18.

51.       Tell us how you account for your guarantee obligation for loans transferred to consolidated trusts funded by external institutional investors recorded at fair value.

The Company respectfully advises the Staff that the Company has the same arrangement with ZhongAn for loans transferred to Consolidated Trusts as for other loans facilitated through the direct or intermediary model. The loans transferred to Consolidated Trusts do not qualify for sale accounting and remain on the consolidated book in accordance with ASC 860. The proceeds received from the institutional investors are recorded as secured borrowings under “Payable to investors at fair value of the Consolidated Trusts” in the consolidated balance sheet. No separate guarantee liability will arise from the guarantee in accordance with ASC 460 because the amount due to institutional investors is already recorded in the consolidated balance sheet.

52.       Please tell us your consideration of disaggregating “Post-origination service revenue” and “Other revenue” between the direct and intermediary models. Refer to ASC 606-10-50-4.

The Company respectfully advises the Staff that the post-origination service fees are the portion of service fees charged to borrowers in relation to services the Company provides after loan origination, such as cash processing and collection services. Other revenue mainly includes penalty fees for prepayment and late payment, one-time fee for transferring loans to new investors on the platform, guarantee revenue and the monthly technology service fees the Company received from ZhongAn and other third-party companies for promoting their products on the platform. Since loans facilitated under the Intermediary Model (other than those transferred to trusts) are typically transferred out to investors within a very short period, there is no difference of nature, amount, timing, and uncertainty of revenue and cash flows of the revenues derived from services provided subsequently under either the Direct or Intermediary Model. The total amount of post-origination service revenue and other revenue in relation to the loan services were not material as a percentage of total revenue during the periods presented. The Company’s management also does not review the revenue streams split by the different facilitation models (Direct / Intermediary) and does not believe the disaggregation of post-origination service revenue and other revenue by the different loan facilitation models would provide meaningful information to the users of the financial statements.

53.       Please tell us how you addressed the requirement in ASC 606-10-50-4 to disclose revenue recognized from contracts with customers separately from other sources of revenue.

The Company respectfully advises the Staff that other sources of revenues not within the scope of ASC 606 include the following: (1) revenues derived from interest income for loans held by Consolidated Trusts, which are reported as a separate line item of “financing income” in the consolidated income statement; (2) revenues from facilitation of loans under intermediary model that is recognized upon sale to investors, which are reported as a separate line item of “loan facilitation services - Intermediary Model” in the consolidated income statement and (3) revenues from guarantee service, which was not material in the historical periods presented and currently is presented as part of “other revenue” in the consolidated income statement. The amount of revenue from guarantee service has been disclosed in the movement of guarantee liability in note 7 to the consolidated financial statements.  The Company will present it as a separate line item on the face of statement of comprehensive income should the amount become significant in future periods.

Other revenue, page F-19

54.       We note that penalty fees are recognized when the uncertainty associated with the variability is resolved (i.e., when the underlying event occurs and the fees are collected). Please explain to us the basis in GAAP for this accounting policy and the amount of penalty fees included in “other revenue.”

The amount of penalty fees recognized during the year ended December 31, 2016 was RMB 5M (US $679K) and for the six-months ended June 30, 2017 was RMB 5M (US$691K). The penalty fee is typically charged at 0.1% of defaulted payment amount (including but not limited to the loan amount, interest and service fee) on a daily basis. In accordance with ASC 606, penalty fees are deemed to be contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. The Company assessed the provisions under ASC 606-10-32-12 in which they considered the likelihood or the magnitude of a revenue reversal based on factors such as experience with similar types of contracts, uncertainty about the amount of penalty fees, factors outside the entity’s influence and concluded that 100% of the estimate should be constrained given that the factors to determine the penalty fees (i.e., timing of default or prepayment, amount of defaulted payment amount, and collectability of the fees) are outside the Company’s influence. Said differently, the variability needed to be resolved and the underlying default must have occurred before the penalty fees could be recognized.

55.  Please address the following with regard to the guarantee liability that you provide to ZhongAn for your indirect exposure to borrower credit risk:

•      The contractual terms of agreement you have with borrowers in the event of default and for which you reimburse ZhongAn for actual losses of both principal and interest;

The Company respectfully advises the Staff that under the relevant loan facilitation agreements with the borrower and the investor, the Company has no obligation to repay any defaulted loans; instead, ZhongAn as the guarantor of the corresponding borrower shall repay the outstanding principal and interests to the investors. The Company has a separate agreement with ZhongAn according to which the Company has contractual obligation to bear full credit risk for all the loans insured by ZhongAn.  The Company will reimburse ZhongAn for actual losses of both principal and interest from the default of the borrowers and settle on a periodic basis.  In no event, does the guarantee payment exceed the actual losses realized.

•                  Clarify if under the contractual terms of the back-to-back agreement you have with ZhongAn, there are circumstances in which you are liable for less than actual losses paid by ZhongAn in the event of default;

The Company respectfully advises the Staff that the agreement between the Company and ZhongAn stipulates that the Company will be liable for all credit risk for the loans insured by ZhongAn.  In no circumstances is the Company liable for less than actual losses paid by ZhongAn in the event of borrowers’ default.

•                  Given the back-to-back guarantee you provide to ZhongAn indirectly exposes X Financial to the credit risk of borrowers, tell us the business reason(s) for the agreement with ZhongAn since X Financial is ultimately responsible for losses on the loans;

The Company respectfully advises the Staff that the cooperation with ZhongAn is meaningful in several ways. First, as a Hong Kong listed entity, ZhongAn has built a strong reputation in the online finance industry in the PRC which has helped enhance investors’ confidence in extending loans to borrowers on the Company’s platform, resulting in higher outstanding investment balance per investor and lower customer acquisition costs. Second, the Company cannot directly provide guarantees to investors due to PRC regulations. In substance, the Company is the primary obligor and ZhongAn is secondarily liable to investors in the event of borrowers default. The Company’s risk management system is also strengthened by being able to leverage on ZhongAn’s rigorous data and credit analytics capabilities and can also obtain access to PBOC CRC that is only available to licensed financial institutions.

•                  Clarify your accounting policy for the initial and subsequent recognition of the guarantee liability, including journal entries;

The Company respectfully advises the Staff that the journal entries related to the initial and subsequent recognition of guarantee liabilities have been discussed in comment #45 above.

•                  Clarify how you consider updated borrowers credit metrics, including how this information is considered in your estimate of the guarantee liability subsequent to inception. Refer to ASC 310-10-50-9; and

The Company respectfully advises the Staff that the Company evaluates the contingent liability on a pool basis based on cohorts which are specific to product type and vintage. Borrowers’ credit characteristics will be first assessed when the loan application is received and a credit grade will be assigned to each applicant. Credit grade will not be adjusted until the same applicant applies for another loan in which the repayment history of all their existing loans will be added into the risk model to determine the credit grade for their new loan application. Given that the term of the loan products facilitated by the Company are within 12 months, the Company believes the key elements attributable to the loss estimation is the estimated delinquency rate and collection rate which are forecasted based on historical observed trends. At each period end, the Company reviews the loan portfolio by each type of product and vintage to evaluate whether additional guarantee liability need to be provided, by taking into consideration the updated forecast of delinquency rates and collection rates.

•                  Clarify if there are any products that you do not provide a financial guarantee and underlying factors that contributed to the incremental contingent liability of RMB 73,492 million or US$ 10.8 million recognized for the period ending June 30, 2017 that were not considered in your recurring guarantee liability estimate.

The Company respectfully advises the Staff that the Company provides financial guarantee to all loans facilitated on its online finance platform.

The Company respectfully advises the Staff that the contingent guarantee liability of RMB73,492,088 (US $10,840,660) was related to one corporate borrower borrowed in 2016 that went bankrupt in mid 2017. The Company fully accrued the contingency liability with regards to the defaulted principal and accrued interest of the specific borrower in excess of the stand-ready guarantee liability during the six-months ended June 30, 2017. The Company historically facilitated loans to corporate borrowers as part of “other products” but the practice was ceased in second half year of 2017. The actual default rate observed for the other corporate borrowers were overall within the delinquency ratio applied when estimating the stand-ready guarantee liability under ASC 460. The Company estimates expected loss rate for each product type on a portfolio basis. The Company believes the credit risk associated with this loan loss is unique for the product offered to corporate borrowers and would not impact the expected loss rates for the other loan products that are offered to individuals (i.e., credit loan, card loan).

Accounts Receivable, page F-22

56.       Enhance to discuss the nature of your accounts receivable, including underlying terms, which business models and products they relate, when such amounts are due and how such amounts are recognized when payments are received.

The Company respectfully advises the Staff that throughout the term of the loan under both Direct and Intermediary models, the Company obtains monthly service fees from borrowers.  The monthly service fees contemplates all services that the Company performs under the arrangement, which includes facilitation, post-origination and guarantee services.

Accounts receivable consist of service fees receivable for both the facilitation and guarantee services. Please refer to response to comment #46 for detailed explanations and refer to response to comment #45 above that presents a set of standard journal entries illustrating when amounts are due and how such amounts are recognized when payments are received.

In response to the Staff’s comment, the Company has revised its disclosure on F-23 and F-56 to F-57.

57.       Explain why you only recognize accounts receivable to the extent it is probable that you will collect substantially all of the consideration and not the underlying contract amount less an allowance for estimated losses. Refer to ASC 310-10-30.

The Company respectfully advises the Staff that as explained in response to comment #46 above, the Company’s receivable consists of (1) accounts receivable from facilitation services and (2) receivable from guarantee services. For accounts receivable from facilitation services, the probability of collection from the borrower is considered as a variable component of the Company’s transaction price and is not accounted for by the Company as it normally would for a customer’s collection risk (i.e. underlying contract amount less an allowance for estimated losses).

For receivable from guarantee services, the Company follows ASC 310-10-30 to present the amount less an allowance for estimated losses. Please refer to revised disclosure of accounting policies for accounts receivable on F-23 and F-56 to F-57.

58.       Provide the applicable disclosures as required by ASC 310-10-50, including credit quality information to enable investors to understand how and to what extent you monitor the receivables and assess the quantitative and qualitative information. Please also include an aging of the receivables.

The Company respectfully advises the Staff that the accounts receivables are derived from the services provided in relation to loans facilitated through either Direct or Intermediary Model, with a contractual maturity of one year or less. The accounts receivable from facilitation service is scoped out of aging disclosure according to ASC 310-10-50-7Bc.

The Company did not have any overdue balance of receivables from guarantee liabilities. In response to the Staff’s comment, the Company has provided additional disclosure on F-23 and F-56 to F-57.

59.       You state that loans that are delinquent for more than 180 days are typically charged-off. Please clarify your charge-off policy and explain why you disclosed on page 119, that for our Xiaoying Card loan, credit losses as measured by 181-day plus charge-off was nil and that for your Xiaoying Preferred loan, credit losses as measured by 181 day plus charge-off was only .21%.

We respectfully advise the Staff that the charge-off policy is delinquent for more than 180 days. In response, we have removed the word “typically” on page 93 of the Revised Draft Registration Statement.

The charge-off policy of the delinquent loan is not directly applicable to the accounts receivable, which is related to service fees receivable for facilitation and guarantee services provided to loans facilitated by the Company.

60.       Please include a rollforward of the allowance for uncollectible accounts receivable in your next amendment.

The Company respectfully advises the Staff that as explained in response to comment #46 above, the accounts receivable consist of receivable for facilitation services and receivable for guarantee services. There was no allowance recorded in relation to the receivable from facilitation service for the period presented. There was no allowance provided for receivable from guarantee service during the year ended December 31, 2016 or the six-month period ended June 30, 2017. The Company will include a rollforward of allowance in future periods when an allowance is recorded. The Company advises the Staff that for the loan that the Company provided incremental contingent liability in the six-month period ended June 30, 2017, the upfront service fee charged was sufficient to cover the stand-ready guarantee liability recorded at loan inception. Therefore there were no accounts receivable from guarantee services outstanding nor was any allowance needed.

61.       We note your conclusion that the chief operating decision maker (CODM) concluded that the Group operates and manages its business as a single segment. Please reconcile this conclusion with your discussion throughout the document that you operate in three major business segments: (1) credit card transfer products, (2) high credit limit unsecured loans and (3) investment products.

The Company respectfully advises the Staff that although the Company has different categories of products, each does not constitute an operating segment se defined by ASC 280-10-50-1 as there is no discrete financial information available for each type of product. This is because all the products are operated and managed by the same team, and expenses are recorded in one cost center. Financial information is only available at the consolidated level. To make decisions about resource allocation and performance evaluation of different types of products, the CODM typically relies on operation data such as loan volume, delinquency ratios, and service fee rate. Therefore, the Company considers the whole business as a single segment.

In response to the Staff’s comment, the Company has revised its disclosure for “distinctive segment” to “distinctive product” on page 5, 121 and 122 of the Revised Draft Registration Statement to avoid confusion.

62.       Enhance your disclosures to address the disclosure requirements of ASC 820-10-50-2(c through g).

The Company respectfully advises the Staff that the Company has revisited the disclosure requirements of ASC 820-10-50-2c through g and has provided additional disclosures where needed, as follows:

ASC 820-10-50-2 c:

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a reconciliation from the opening balances to the closing balances, disclosing separately changes during the period attributable to the following:

1. Total gains or losses for the period recognized in earnings (or changes in net assets), and the line item(s) in the statement of income (or activities) in which those gains or losses are recognized

Changes in fair value of loans and payable to investors are reported net in “Fair value adjustments related to consolidated Trusts” in the consolidated statement of comprehensive income. Disclosure added on page F-32 and F-62.

1a.  Total gains or losses for the period recognized in other comprehensive income, and the line item(s) in other comprehensive income in which those gains or losses are recognized

Not applicable as no gains or losses recognized in other comprehensive income.

2. Purchases, sales, issues, and settlements (each of those types of changes disclosed separately)

Already disclosed in the tables on F-32 and F-62.

3.  The amounts of any transfers into or out of Level 3 of the fair value hierarchy, the reasons for those transfers, and the reporting entity’s policy for determining when transfers between levels are deemed to have occurred (see paragraph 820-10-50-2C). Transfers into Level 3 shall be disclosed and discussed separately from transfers out of Level 3.

Not applicable as no transfers between levels noted during the period presented.

d. For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the amount of the total gains or losses for the period in (c)(1) included in earnings (or changes in net assets) that is attributable to the change in unrealized gains or losses relating to those assets and liabilities held at the end of the reporting period, and the line item(s) in the statement of income (or activities) in which those unrealized gains or losses are recognized.

The Company respectfully advises the Staff that all changes in fair value was included in earnings and substantially all changes in fair value was related to balances held at December 31, 2016 and six-months ended June 30, 2017. Additional disclosures added on page F-32 and F-62.

e. Subparagraph superseded by Accounting Standards Update No. 2011-04

f. For recurring and nonrecurring fair value measurements categorized within Level 3 of the fair value hierarchy, a description of the valuation processes used by the reporting entity (including, for example, how an entity decides its valuation policies and procedures and analyzes changes in fair value measurements from period to period). See paragraph 820-10-55-105 for further guidance.

The Company respectfully advises the Staff that the Company has disclosed the valuation process for Guarantee liabilities on page F-30 and F-60, disclosed the valuation process for Loans and payables to investors at fair value on page F-31 and F-61, and disclosed the valuation process for loans held for sale at fair value on page F-33 and F-62.

g. For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. If there are interrelationships between those inputs and other unobservable inputs used in the fair value measurement, a reporting entity shall also provide a description of those interrelationships and of how they might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement. To comply with that disclosure requirement, the narrative description of the sensitivity to changes in unobservable inputs shall include, at a minimum, the unobservable inputs disclosed when complying with paragraph 820-10-50-2(bbb).

The Company respectfully advises the Staff that we have disclosed a narrative description of the sensitivity to changes in unobservable inputs on page F-32 and F-61 for loans and payables to investors of the Consolidated Trusts and on page F-31 and F-60 for guarantee liabilities.

63.       You state in your “Products” discussion on page 126, that you offer credit card balance transfer loans with terms of 3, 6, 9 and 12 installments and in your “Xiaoying Preferred Loan” discussion on page 129, that generally these loans have a fixed term of 12 months and borrowers usually repay by equal installments. Tell us, and revise as necessary, why the Level 3 rollfowards of both loans and payable to investors of consolidated trusts only reflects collections of RMB 10 million on loan principal and initial contributions of RMB 770 million, respectively, considering the terms above.

The Company respectfully advises the Staff that the loan principal and interests collected from monthly installments were immediately reinvested into new loans for the Consolidated Trusts upon collection. The distribution to investors is made by the trusts at the end of the term of the trust. The monthly collections and reinvestments were previously presented on a net basis.

In response to the Staff’s comment, the Company has revised its disclosure on page F-32 and F-62 as well as the cash flow statements on page F-6 and F-50 to include the gross up amount of the monthly installment collection of loan principal and reinvestment (within origination of loan principal).

Note 7. Guarantee Liabilities, page F-33

64.       Please separately present the movement of guarantee liabilities between both intermediary and direct models, by product and present payouts and recoveries gross versus net.

In response to the Staff’s comment, the Company has revised its disclosure on page F-35 and F-65.

The Company respectfully advises the Staff that the payouts and recoveries are presented on a net basis in the movement. This is because the guarantee service is performed by the Company through back-to-back compensation to ZhongAn for actual incurred losses of borrowers’ defaults and the settlement with ZhongAn is made on a net basis periodically. The Company believes net presentation is more reflective of the business operations and more meaningful to the users of financial statements.

65.       Tell us how you determined the maximum potential undiscounted future payments of RMB 7,523 million that the Group would be required to make and the basis thereof, including your consideration of loans held in consolidated trusts accounted for at fair value.

The Company respectfully advises the Staff that the maximum potential undiscounted future payments of RMB 7,523 million represents the outstanding balance of the loans facilitated by the Company as of December 31, 2016, including the loans held in the Consolidated Trusts.

In response to the Staff’s comment, the Company has revised its disclosure on F-35 and F-66.

66.       You state that your guaranty liability is based on expected payouts estimated from delinquency, collection and historical loss experience. To provide investors with greater transparency around your guaranty liability, please provide the underlying loan delinquency, collection status and credit grade. Refer to ASC 460-10-50-4.

In response to the Staff’s comment, the Company has revised disclosure on page F-35 and F-65 to show the net payouts during the year by product type, reflecting the net impact of delinquency and collection status of the underlying loans. The Company respectfully advises the Staff that the credit grade is assigned to each borrower during the credit assessment process which differentiates the credit pricing and credit limit offered to the borrower. Credit grade will not be adjusted until the same applicant applies for another loan when the repayment history of all the existing loans are added into the risk model to determine the credit grade of the new loan application. The Company does not subsequently manage existing loan portfolio by credit grade or review delinquency ratios by credit grade. Therefore credit grade is not a relevant element in estimating the guarantee liability. In response to the Staff’s comment, the Company has revised its disclosure on page F-22.

Note 9. Income Taxes, F-34

67.       Given that you have a very small valuation allowance for net deferred tax assets, your sizable net losses in 2016 and that your net deferred tax assets are comprised primarily of guarantee liabilities, please disclose in your next amendment the specific positive and negative evidence evaluated to form your conclusions regarding the realizability of the net deferred tax assets.

The Company respectfully advises the Staff that the temporary differences associated with guarantee liabilities are expected to be reversed within 1 to 3 years from the date the guarantee liability was released (i.e., upon payout for actual defaults or expiration of guarantee term). The balance of guarantee liability as of December 31, 2016 will be released within 2017 as the term of loans facilitated by the Company is typically within 12 months. Based on the cash flow forecast performed at December 31, 2016, the Company will generate sufficient taxable income during the periods in which the temporary differences due to guarantee liabilities become deductible.  Therefore the majority of the deferred tax assets as of December 31, 2016 is considered realizable.

In response to the Staff’s comment, the Company has revised its disclosure on F-38.

68.       You disclose that one of the significant unobservable inputs in the fair value estimate of your guarantee liabilities is net accumulative expected loss rates which ranged from 0% to 8.52% for both 2016 and the period ending June 30, 2017. You also disclose that one of the significant unobservable inputs of in determining the fair value of your loans is net cumulated expected loss rates which were .60% as of December 31, 2016 and .34% as of June 30, 2017. Please explain the difference in the net accumulated expected losses used in estimating the fair values of the guarantee liabilities and loans.

The Company respectfully advises the Staff that net accumulative expected loss rates which ranged from 0% to 8.52% were for all types of products. The net accumulative expected loss rates of .60% as of December 31, 2016 and .34% (should be .60%, see response to comment 69 below) as of June 30, 2017 were for loans held by the Consolidated Trusts which primarily consisted of one type of product - Xiaoying Housing Loan. Xiaoying Housing Loan exhibits relatively lower delinquency rate as compared with other non-secured products such as Card Loan and Credit Loan as the loans are secured by mortgage properties.

69.       Tell us and enhance your disclosure to explain the reason for the decrease in the net accumulated expected loss rates used in the estimating the fair value of loans from .60% to .40% at December 31, 2016 and June 30, 2017. Please also tell us how the contingent guarantee liability of RMB 73,492,088 for the period ending June 30, 2017 was factored in to the expected loss rates.

The Company respectfully advises the Staff that the net accumulative expected loss rate at June 30, 2017 should be 0.60%. It was a typo. In response to the Staff’s comment, the Company has fixed the rate on F-61.

The Company respectfully advises the Staff that the contingent guarantee liability of RMB73,492,088 (US $10,840,660) was related to one corporate borrower that does not have ability to repay loan in mid 2017. The Company fully accrued the contingency loss with regards to the defaulted principal and accrued interest of the specific borrower during the six-months ended June 30, 2017. The Company historically facilitated loans to corporate borrowers as part of “other products” but the practice was ceased in second half year of 2017. All loans facilitated for corporate borrowers were paid off as of the date of this response letter. The actual default rate observed for the other corporate borrowers was overall within the delinquency ratio applied when estimating the stand-ready guarantee liability under ASC 460. The Company estimates expected loss rate for each product type on a portfolio basis. The Company believes the credit risk associated with this loan loss is unique for the product offered to corporate borrowers and would not impact the expected loss rates for the other loan products that are offered to individuals (i.e., credit loan, card loan).

70.       We note that commission fee payable to channel cooperators was RMB 62,431,324 and 30% of total accrued expenses at June 30, 2017 driven by the volume of borrowers driven to your platform. We also note that deposit payable to channel cooperators decreased from RMB 191,495,784 to RMB 177,969,675 at December 31, 2016 and June 30, 2017, respectively. Tell us and enhance your disclosure to explain the reason for the increase in commission fee payable to channel cooperators in light of the decrease in deposit payable to channel investors.

The Company respectfully advises the Staff that commission fee payable relates to commission fee payable to online and offline partners who introduce investors or borrowers to the Company’s platform. These online and offline partners are not the same as the “channel co-operators” that the Company received deposit from. There are no direct relationship between the increase of commission fee payable and the decrease of deposit payable to channel co-operators. The increase of commission fee payable as of June 30, 2017 as compared to the balance as of December 31, 2016 is primarily driven by the increase in the volume of traffic introduced by all sources.

The decrease of deposit payable is a result of the Company’s efforts in optimizing channel co-operator selection.

In response to the Staff’s comment, the Company has revised “commission fee payable to channel co-operator” to “commission fee payable to channel partners” on page F-64.

*              *              *              *

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Yue (Justin) Tang, Chief Executive Officer
Mr. Jie (Kevin) Zhang, Chief Financial Officer
X Financial

Mr. Weiheng Chen, Esq.
Ms. Dan Ouyang, Esq.
Mr. Steven V. Bernard, Esq.
Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmastu Certified Public Accountants LLP